AEON INDUSTRIES, INC.

NARRATIVE DISCLOSURES FOR ANNUAL REPORT

5/21/2026

Issuer Information

The issuer is Aeon Industries, Inc., a Nevada corporation (the "Issuer").

The Issuer was formed as "Aeon Industries LLC", a Nevada limited liability company on January 8, 2021 and was converted to a Nevada corporation with the name "Aeon Industries, Inc." on August 12, 2024.

The Co-Issuer is Aeonrv I, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "Co-Issuer"). More information about the Co-Issuer can be found in the Form C for the original Regulation Crowdfunding offering filed with the Securities and Exchange Commission on August 22, 2024.

Directors and Officers

Name:	James Hawley Ritchie
Positions:	Director, CEO, President, Secretary, and Treasurer
Year appointed:	Mr. Ritchie has held these positions since the Issuer's conversion from a Nevada limited liability company to a Nevada corporation in 2024. Prior to the Issuer's conversion to a Nevada corporation, Mr. Ritchie was a Manager and the CEO and President of the Issuer's predecessor in title, Aeon Industries LLC, since 2021.

Business experience during past 3 years:

Principal Occupation: Management of the Issuer

Any other employment: No other employment during the past 3 years.

Business and Anticipated Business Plan

The Issuer is a Reno, Nevada–based recreational vehicle manufacturer focused on building premium, all-season, off-road capable RVs designed for extended off-grid travel. The Issuer's core philosophy centers on combining modern technology, energy efficiency, rugged capability, and thoughtful industrial design into a compact, highly capable adventure vehicle. AEONrv positions itself as a next-generation alternative to traditional RVs by emphasizing electric cabin systems, advanced insulation, marine-grade construction techniques, and direct customer engagement rather than conventional dealership-driven models.

The flagship AEONrv platform is built on the Ford Transit AWD chassis and engineered specifically for four-season operation and overlanding-style travel. Unlike many traditional RVs that rely heavily on propane systems and campground hookups, AEONrv vehicles use an all-electric cabin architecture supported by large lithium battery banks, integrated solar charging, Victron-based power management systems, and highly efficient heating and cooling solutions. The vehicles are designed to allow customers to comfortably travel and camp in remote environments for extended periods while maintaining modern conveniences such as climate control, connectivity, full kitchens, private bathrooms, and substantial onboard water and energy capacity.

A major differentiator for the Issuer is its focus on engineering quality, insulation performance, and usability in extreme weather conditions. The Issuer emphasizes high thermal efficiency, durable lightweight composite construction, heated systems for cold-weather operation, and off-road upgrades intended to support travel far beyond traditional RV campgrounds. The Issuer also integrates modern smart technologies including real-time system monitoring, advanced electrical controls, and Starlink-ready connectivity, positioning its products closer to high-end expedition or marine systems than conventional RV designs. The Issuer's messaging consistently highlights reliability, simplicity, and reducing common pain points associated with legacy RV ownership.

Beyond the vehicles themselves, the Issuer presents itself as a technology-forward lifestyle and customer experience brand. Founded by former Silicon Valley executives and outdoor enthusiasts, the company emphasizes innovation, direct customer relationships, factory support, and continuous product refinement driven by customer feedback. The Issuer has expanded manufacturing operations in Reno and continues investing in nationwide support capabilities, new product improvements, and international expansion opportunities. The brand's overall mission is to redefine adventure travel by creating RVs that allow customers to travel farther, stay off-grid longer, and explore more comfortably in all conditions.

Risk Factors

We are highly dependent on our suppliers to deliver raw materials and component parts timely and in sufficient quantities to meet our production demands.

We depend on timely and sufficient delivery of raw materials and component parts from our suppliers. If there is a shortage of raw materials or component parts in our supply chain or a supplier is unable to deliver raw materials and component parts to us because of a production issue, limited availability of materials, shipping problems or other reason, the shortage may disrupt our operations or increase our cost of production. Ongoing supply chain constraints of component parts, including chassis from Ford Motor Company, would have a negative impact on our business and our financial results and financial position, and we expect supply constraints of certain components to continue to be a development that we must monitor and manage for over time.

Raw materials and component parts are generally sourced from a number of suppliers that may not have: (1) the ability to meet our needs timely or completely, (2) the financial reserves or borrowing power to successfully manage through an economic hardship or (3) the ability to financially support potential warranty or recall demands. Additionally, some of our suppliers have in the past discontinued, or could in the future discontinue, their business or the materials or component parts we currently acquire from them with little to no warning. If we are not adequately sourced for certain raw materials or key component parts, the discontinuation of even some smaller suppliers could have an adverse effect on our business.

The North American RV industry has, from time to time in the past, experienced shortages of chassis for various other reasons, including component shortages, production delays, capacity constraints, labor constraints and work stoppages at the chassis manufacturers. For example, from calendar year 2020 through 2023, a number of North American chassis suppliers have experienced supply constraints of key components that they require to manufacture chassis, including semiconductor chips, which limited their production of chassis. The reduced supply of chassis could negatively impact our production rates and sales of RVs. Such conditions could reoccur in the future and would have a negative impact on our results of operations.

In addition, certain raw materials and component parts are sourced from countries where we do not currently have operations. We rely on the free flow of goods through open and operational ports on a consistent basis for a portion or our raw materials and components. Changes in trade policy and resulting tariffs that have or may be imposed, along with port, production or other delays, have, in the past, and could, in the future, cause increased costs for, or shortages of, certain raw materials and components. We may not be able to source alternative supplies as necessary without increased costs or at all. If alternative sources of these raw materials and components are not readily available, our sales and earnings could be negatively affected.

Fluctuations in the prices of raw material and component parts may adversely affect our business.

Raw material and component part prices have fluctuated significantly in the past and may continue to fluctuate considerably in the future. Competition and business conditions may limit the amount or timing of cost increases that can be passed on to our customers in the form of increased sales prices. Conversely, as raw material costs decline, we may not be able to maintain selling prices consistent with higher-cost raw materials in our inventory, which could adversely affect our operating results.

We rely on a small number of suppliers for certain key components, including chassis, and we may not be able to source these key components from alternative suppliers.

Certain key components are currently produced by only a small group of suppliers that have the capacity to supply large quantities, primarily: (1) motorized chassis, where there are a limited number of chassis suppliers, and (2) fiberglass reinforced panels. Continued consolidation within our key component supplier base inhibits our ability to source components from alternative suppliers and could result in increased component costs and/or a lack of adequate supply, which in turn may result in decreased margins, higher wholesale product costs or limited production output, which could, ultimately, result in lower demand for our products, decreased sales and reduced operating results. In addition, as is standard in the industry, our arrangements with chassis and other suppliers are generally terminable at any time either by us or by the supplier. If we cannot obtain an adequate supply of chassis, raw materials or other key components, this would result in a decrease in our sales and earnings.

Our business and results of operations may be harmed if the frequency and size of product liability or other claims against us increase.

As we grow, we may become subject to litigation involving product liability, consumer protection and other claims against us. We generally self-insure a portion of our exposure to product liability and certain other claims and also purchase product liability coverage above our self-insured retention. Not all risks we face are covered by insurance, nor can we be certain that our insurance coverage will be sufficient to cover all future claims against us. Any material change in the aforementioned factors could have an adverse impact on our operating results. Any claims made against us may cause the premiums that we are required to pay for insurance to increase significantly, may negatively impact future self-insured retention levels and may also increase the amounts we pay in punitive damages, not all of which are covered by our insurance policies.

While we record, and adjust on a quarterly basis, reserves for known claims or possible claims to reflect our best estimate of the amount necessary to settle the claim, litigation is unpredictable by its nature and final adjudications may be materially worse than our estimate.

We could be impacted by the potential adverse effects of labor activities.

None of our employees are currently represented by a labor union. Additional unionization of our facilities could result in higher costs and increased risk of work stoppages. We also are, directly or indirectly, dependent upon companies with unionized work forces, such as parts suppliers, chassis suppliers and trucking and freight companies. Work stoppages or strikes organized by such third-party unions have in the past and could again in the future have a material adverse impact on our business. If a work stoppage occurs, it could delay the manufacture, sale and distribution of our products and have a material adverse effect on our business, operating results or financial condition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Need for additional financing.

There can be no assurance that additional financing, if it is required, will be available to the Issuer in a timely fashion or on terms that will be acceptable to the Issuer. Failure of the Issuer to obtain additional financing, if it is required, could mean that the Issuer is unable to continue operations, potentially resulting in the complete loss of an investor's investment in the Issuer. There is no assurance that the Issuer will achieve its projected sales and revenue and could require additional funding in addition to the funding currently projected. The Issuer may need additional capital to continue sales development efforts, for either lower or slower sales growth than projected, or to support higher sales growth than projected due to higher working capital requirements.

Ownership and Capital Structure

The Issuer's capital structure consists of:

22,000,000 authorized shares of Common Stock, 10,802,707 of which are issued and outstanding;

1,200,000 authorized shares of Series A Preferred Stock, 200,994 of which are issued and outstanding;

650,000 authorized shares of Series A-1 Preferred Stock, 592,486 of which are issued and outstanding; and

2,000,000 authorized shares Series B Preferred Sock, none of which are issued and outstanding.

The Issuer also maintains an Equity Incentive Plan under which options have been granted to employees.

Voting Rights:

Holders of Common Stock are entitled to one vote for each share of Common Stock held for each meeting of stockholders (and written actions in lieu of meetings). Holders of Common Stock shall not be entitled to vote on any amendment to the Issuer's Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled to vote thereon.

On any matter presented to the stockholders of the Issuer at a meeting of stockholders (or by written consent in lieu of meetings), each holder of Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible, except that holders of Series A Preferred Stock and holders of Series A-1 Preferred Stock do not have the right to vote on proposed amendments to the Issuer's Amended and Restated Articles of Incorporation.

Holders of Series B Preferred Stock have voting rights regarding the election of Directors as more particularly set out in the Issuer's Amended and Restated Articles of Incorporation.

Beneficial Owners of 20%+ of Issuer's Outstanding Voting Equity Securities:
    James Hawley Ritchie

Indebtedness

Pursuant to the terms of a Credit Agreement dated January 9, 2026 (the "Credit Agreement") and four promissory notes each dated February 1, 2026, the Issuer is indebted to:

Midwest Community Development Fund XVI, L.L.C. for the principal amount of $247,500.00;
CBIF SUB-CDE 9, LLC for the principal amount of $1,237,500.00;
CDVCA 29, LLC for the principal amount of $1,237,500.00; and
RGC 25, LLC for the principal amount of $1,237,500.00
(collectively, the "Advantage Capital Indebtedness").

The maturity date (the "Maturity Date") of the Advantage Capital Indebtedness is the earlier of (i) June 1, 2026 or (ii) Issuer's receipt of any proceeds from any additional debt which is not permitted under the Credit Agreement.

Interest on the Advantage Capital Indebtedness is a fixed per annum rate of interest equal to 12.00%; provided, however, that if Issuer repays the all the Advantage Capital Indebtedness if full before the Maturity Date, the interest rate shall automatically be reduced to 0.00% as of February 1, 2026.

Exempt Offerings within past 3 Years

Regulation Crowdfunding Offering

Date of Offering:	August 2024 – January 2025
Offering Exemption:	Regulation Crowdfunding (§ 4(a)(6))
Type of Securities Offered:	Series A Preferred Stock
Amount of Securities Sold:	$329,490.00
Use of Proceeds:	General corporate purposes and marketing.

Regulation D Offering

Date of Offering:	August 2024 – March 2025
Offering Exemption:	Regulation D (§ 506(b))
Type of Securities Offered:	Series A Preferred Stock
Amount of Securities Sold:	$273,492.00
Use of Proceeds:	General corporate purposes and marketing.

Regulation D Offering

Date of Offering:	October 2025
Offering Exemption:	Regulation D (§ 506(b))
Type of Securities Offered:	Series B Preferred Stock
Amount of Securities Sold:	$4,000,000.00
Use of Proceeds:	General corporate purposes and marketing.

Related-Party Transactions

Guaranty of Stonehenge Capital Indebtedness

Name: James Hawley Ritchie

Relationship: Director, officer (CEO, President, Secretary, and Treasurer), and promoter of the Issuer and beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities.

Transaction: Pursuant to a Limited Guaranty of Payment and Preference dated effective as of May 16, 2025, James Hawley Ritchie provided a limited guaranty of the Issuer's indebtedness to Stonehenge Community Development 179, LLC in the amount of $937,500.00 (the "Stonehenge Capital Indebtedness").

The Issuer fully paid the Stonehenge Capital Indebtedness in January 2025 and therefore the Stonehenge Capital Indebtedness is not listed as an Indebtedness in this report.

Guaranty of Advantage Capital Indebtedness

Name: James Hawley Ritchie

Relationship: Director, officer (CEO, President, Secretary, and Treasurer), and promoter of the Issuer and beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities.

Transaction: Pursuant to a Guaranty Agreement dated effective as of January 9, 2026, James Hawley Ritchie provided a guaranty of the Advantage Capital Indebtedness.

Financial Condition

The Issuer is a vertically integrated recreational vehicle manufacturer focused on the design, engineering, and production of premium all-season adventure vehicles built on the Ford Transit AWD platform. Since inception in 2021, the Issuer has invested heavily in product development, manufacturing capabilities, and operational infrastructure to support long-term scalable growth. Operations are headquartered in Reno, Nevada, where the company manages engineering, assembly, customer delivery, and direct-to-consumer sales activities. The business model emphasizes high-value manufacturing, advanced electrical and composite construction systems, and a direct customer relationship strategy intended to differentiate the Issuer from traditional RV manufacturers.

Over the last several years, the Issuer has transitioned from early-stage product development and initial commercialization into a period of rapid operational growth and improving financial performance. Revenue expanded from approximately $385,000 in 2022 to approximately $1.8 million in 2023, to $6.7 million in 2024, and further to approximately $16.7 million in 2025 as production volumes increased, manufacturing processes matured, and market demand accelerated. During this period, the Issuer continued investing in inventory, production infrastructure, engineering refinement, and working capital to support scaling operations while also strengthening its balance sheet through additional equity financing and operational improvements. By 2025, the company achieved positive net income while continuing to expand manufacturing capacity and operational capabilities to support future growth initiatives.

Other Material Information

None.